Exhibit 99.2

ArcelorMittal reports first quarter 2022 results
Luxembourg, May 5, 2022 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”), (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1,2 for the three-month period ended March 31, 2022.

1Q 2022 Key highlights:
•	Health and safety focus: Protecting the health and wellbeing of employees remains the Company’s overarching priority; LTIF rate of 0.69x in 1Q 2022
•
Ukraine update: At the onset of the war in Ukraine, the Company announced the suspension of operations to protect its people and assets. Since then we have slowly restarted operations, and are currently operating one of three blast furnaces[18]

•	Operating income: 1Q 2022 operating income of $4.4bn (vs. $4.6bn4 in 4Q 2021) and EBITDA of $5.1bn in 1Q 2022 (vs. $5.1bn in 4Q 2021)
•	Enhanced share value: 1Q 2022 basic EPS of $4.28/sh increased +9.0% vs. 4Q 2021, representing an ROE[19] of 36%; book value per share[16] increased to $57/sh
•	Financial strength: Gross debt of $8.7bn at the end of 1Q 2022; net debt declined to $3.2bn (vs. $4.0bn end of 2021)
•	Higher net income: $4.1bn in 1Q 2022 (vs. $4.0bn in 4Q 2021) includes share of JV and associates net income of $0.6bn (vs. $0.4bn in 4Q 20215)
•
Strong FCF generation: The Company delivered $1.5bn of free cash flow (FCF) in 1Q 2022 ($2.0bn net cash provided by operating activities less capex of $0.5bn and dividends paid to minorities) despite a $2.0bn investment in working capital, reflecting seasonal as well as market factors (higher selling and raw material prices)

•
A platform for consistent capital returns: The Company announces an increase in its 2022 buyback program to $2.0bn (of which $1.0bn was completed on April 25, 2022) in addition to the $0.38/share base dividend which will be paid in June 2022

•	Continued progress in leading the industry in Climate Action:
–	In April 2022, signed an agreement to acquire an 80% shareholding in voestalpine’s world-class Hot Briquetted Iron (‘HBI’) plant located in Texas
–	Established strategic renewable energy partnership with Greenko Group in India and announced a $0.6bn investment to build 975MW of Solar/Wind capacity
•	Delivering strategic growth in support of higher sustainable returns
–	Ramp up of the 2.5Mt Mexico hot strip mill is progressing well
–
Strategic capex envelope (including renewables project in India) increased to $3.65bn to be spent between 2021-2024 (of which $0.25bn has been spent to date)[17]; FY 2022 capex guidance remains unchanged at $4.5 billion

Financial highlights (on the basis of IFRS1,2):
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Sales	21,836	20,806	20,229	19,343	16,193
Operating income	4,433	4,558	5,345	4,432	2,641
Net income attributable to equity holders of the parent	4,125	4,045	4,621	4,005	2,285
Basic earnings per common share (US$)	4.28	3.93	4.17	3.47	1.94

Operating income/ tonne (US$/t)	289	289	366	276	160
EBITDA	5,080	5,052	6,058	5,052	3,242
EBITDA/ tonne (US$/t)	331	320	414	314	197

Crude steel production (Mt)	16.3	16.5	17.2	17.8	17.6
Steel shipments (Mt)	15.3	15.8	14.6	16.1	16.5
Total group iron ore production (Mt)	12.0	13.4	13.0	11.2	13.3
Iron ore production (Mt) (AMMC and Liberia only)	6.9	7.2	6.8	4.9	7.3
Iron ore shipment (Mt) (AMMC and Liberia only)	6.7	7.1	6.9	4.6	7.4

Number of shares outstanding (issued shares less treasury shares) (millions)	893	911	971	1,019	1,054
Note: As previously announced, effective 2Q 2021, ArcelorMittal has amended its presentation of reportable segments to report the operations of ArcelorMittal Mines Canada ("AMMC")8 and Liberia within the Mining segment. The results of each other mine are accounted for within the steel segments that it primarily supplies; as from 2Q 2021 onwards, ArcelorMittal Italia20 is deconsolidated and accounted for as a joint venture.
Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
"Our first quarter performance was overshadowed by the war in Ukraine. Our focus has been on providing support to our 26,000 colleagues and their communities at a time of tragedy and hardship.

Notwithstanding this backdrop, further aggravated by rising inflationary pressures across the world, ArcelorMittal produced a strong first quarter performance. This is testimony to the resilience of our business model, characterized by diversity of geography, product category and vertical integration.

Our performance continues to be supported by consistent execution against our strategy. We have approved targeted investments in support of our decarbonization plans and continue to fund high-return projects in growth markets. This is achieved without compromising our balance sheet strength or returns to shareholders.

Market conditions are currently strong although we are now anticipating apparent steel consumption to contract slightly this year compared with 2021. Nevertheless, it is clear that the longer-term fundamental outlook for steel is positive. China’s focus on decarbonization and removal of VAT-rebates on steel exports are encouraging; so too are the actions taken by governments to protect against the threats of unfair trade. And we know that steel will play a critical and vital role in the transition to a decarbonized and circular economy – there is no substitute.”

Sustainable development and safety performance
Health and safety - Own personnel and contractors lost time injury frequency rate
Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines (in respect of COVID-19), and specific government guidelines have been followed and implemented.
Health and safety performance based on own personnel and contractors lost time injury frequency ("LTIF") rate was 0.69x in the first quarter of 2022 ("1Q 2022”) as compared to 0.74x in the fourth quarter of 2021 ("4Q 2021") and 0.78x in the first quarter of 20213 ("1Q 2021").
A concerted effort is underway to improve health and safety across the group and strengthen our safety culture. We have completed a comprehensive review of our efforts to eradicate accidents and fatalities, and have started 2022 with a refreshed company-wide commitment to put this fully into action.
Corporate oversight of safety has been strengthened, our Global Health & Safety Council is sharing and promoting best practice, peer-to-peer mentoring between sites has been introduced, training (which was reduced as a necessary precaution during COVID-19) has been strengthened and we are prioritizing support for underperforming units.
The Company is also tightening guidelines for mandatory leadership shop floor presence (which similar to training was reduced as a necessary precaution during COVID-19). All leaders must now spend a certain minimum time on the shop floor every week – when they must carry out a safety layered evaluation. While the Company policy has always specified leaders to regularly spend time on the shop floor, setting out a higher minimum accepted level for senior leaders will help reinforce the culture of visible felt leadership which we know has weakened in some regions as a result of COVID-19.
Furthermore reporting of proactive KPIs such as potential serious injury frequency (PSIF) will be also be strengthened. Every segment is required to put in place a quality assessment process for PSIFs. Understanding clearly why PSIFs happen is vitally important to tightening processes, improving behaviours and preventing fatalities. Widespread use of what we call ‘quarantining’ will also now be in place across all operations where plants are put into ‘quarantine’ if a seriously unsafe incident takes place or the plant is deemed to be at risk of a serious incident or fatality.
A change to the Company’s executive remuneration policy has been made to reflect this focus.
Own personnel and contractors - Frequency rate3
Lost time injury frequency rate	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
NAFTA	0.19	0.25	0.48	0.17	0.71
Brazil	0.10	0.30	0.10	0.26	0.17
Europe	1.13	1.09	1.38	1.41	0.94
ACIS	0.61	0.92	0.80	1.03	1.02
Mining	2.19	—	—	0.71	0.62
Total	0.69	0.74	0.76	0.89	0.78
Key sustainable development highlights:
Developments in support of our decarbonization plans:
•	Announced the agreement to acquire an 80% shareholding in voestalpine’s world-class Hot Briquetted Iron (‘HBI’) plant located in Corpus Christi, Texas
•	Established a strategic partnership with Greenko Group, India’s leading energy transition company, and announced a $0.6 billion project to build 975MW of renewable energy capacity
•	Announced the acquisition of Scottish recycling business John Lawrie Metals Ltd
•
Received confirmation that the Government of Ontario would invest CAD$500 million of the total planned CAD$1.8 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton. This follows the previous announcement that the Government of Canada would invest CAD$400 million to the project

•	Inaugurated a combined heat and power plant at ArcelorMittal Zenica, cutting sulphur dioxide and dust emissions by 80% and also cutting 18% of ArcelorMittal Zenica’s total CO2 emissions
•	Announced that it has successfully tested the use of green hydrogen in the production of direct reduced iron (“DRI”) at its steel plant in Contrecoeur, Quebec

Developments in support of humanitarian aid:
•	ArcelorMittal has been actively supporting the humanitarian relief efforts in Ukraine with $7.6 million donated so far:
◦	ArcelorMittal Kryvyi Rih made a $1.0 million donation to humanitarian relief efforts in the city of Kryvyi Rih for the provision of food stocks, medical supplies and equipment for local hospitals.
◦	ArcelorMittal Kryvyi Rih has also donated a further $1.0 million to the Ukrainian government’s humanitarian efforts which are focused on providing food, shelter, medicine and clothing to refugees.
◦
In addition, ArcelorMittal is channeling donations from ArcelorMittal employees worldwide via the United Nations humanitarian effort UNICEF, with the Company matching donations made by employees. To date, over $5.6 million in total has been donated in this way.

•
The Company operated a program of voluntary evacuation to Poland and western Ukraine for family members of ArcelorMittal Kryvyi Rih employees, in response to demand. To date, approximately 1,000 individuals have been safely evacuated.

Analysis of results for 1Q 2022 versus 4Q 2021 and 1Q 2021
Total steel shipments in 1Q 2022 were 15.3Mt, -2.7% lower as compared with 15.8Mt in 4Q 2021 largely reflecting the impact of the war in Ukraine (ACIS down -20.3%) offset in part by improved NAFTA shipments +11.4%. Comparing to 1Q 202115, and adjusting for the change in scope (i.e. excluding the shipments of ArcelorMittal Italia20 deconsolidated as from April 14, 2021), steel shipments in 1Q 2022 decreased by -1.6%: Europe +2.9% (scope adjusted), Brazil +5.9% offset in part by ACIS -20.2% and NAFTA -2.2%.
Sales in 1Q 2022 were $21.8 billion as compared to $20.8 billion for 4Q 2021 and $16.2 billion for 1Q 2021. As compared to 4Q 2021, the 5.0% increase in sales was primarily due to higher average steel selling prices (+7.5%, supported by positive automotive contract resets), and higher mining revenue primarily due to higher iron ore reference prices (+28.2%), offset in part by lower steel shipment volumes (-2.7%). Sales in 1Q 2022 were +34.8% higher as compared to 1Q 2021 primarily due to significantly higher average steel selling prices (+46.0%) offset in part by lower iron ore reference prices (-15.3%) and the impacts of scope changes.
Depreciation for 1Q 2022 was lower at $647 million as compared to $712 million for 4Q 2021 including impacts from foreign exchange but higher as compared to $601 million in 1Q 2021 driven by changes in the useful lives estimates for certain assets in Europe and Canada due to decarbonization projects, partially offset by foreign exchange benefit.
There were no impairment items for 1Q 2022 or 1Q 2021. Impairment reversal gain for 4Q 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) partially reversing the impairment recognized in 2015.
Operating income for 1Q 2022 was $4.4 billion as compared to $4.6 billion in 4Q 2021 and $2.6 billion in 1Q 2021.
Income from associates, joint ventures and other investments11 for 1Q 2022 was $559 million as compared to $383 million for 4Q 2021 and $453 million in 1Q 2021. 1Q 2022 is higher than 4Q 2021 on account of results of AMNS Calvert7 and AMNS India6 and includes $117 million Erdemir annual dividend received (as compared to $89 million dividend received in 1Q 2021).
Net interest expense in 1Q 2022 was $51 million as compared to $49 million in 4Q 2021 and significantly lower than $91 million in 1Q 2021, reflecting savings following the repayment of bonds.
Foreign exchange and other net financing losses in 1Q 2022 were $140 million as compared to losses of $111 million in 4Q 2021 and $194 million in 1Q 2021. 1Q 2022 includes foreign exchange loss of $46 million compared to $30 million in 4Q 2021 and $118 million in 1Q 2021. 4Q 2021 included a charge of $61 million related to the repurchase of approximately $395 million in aggregate principal amount of the Mandatorily Convertible Subordinated Notes ("MCN") on December 23, 2021.
ArcelorMittal recorded an income tax expense of $555 million (including deferred tax benefit of $140 million) in 1Q 2022 as compared to $632 million (including deferred tax benefit of $46 million) in 4Q 2021 and $404 million (including deferred tax benefit of $165 million) for 1Q 2021.
ArcelorMittal recorded net income for 1Q 2022 of $4,125 million ($4.28 basic earnings per common share), as compared to net income of $4,045 million for 4Q 2021 ($3.93 basic earnings per common share), and a net income of $2,285 million for 1Q 2021 ($1.94 basic earnings per common share).

Analysis of segment operations2, 14
NAFTA
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Sales	3,760	3,329	3,423	3,242	2,536
Operating income	1,054	939	925	675	261
Depreciation	(93)	(113)	(70)	(71)	(71)
EBITDA	1,147	1,052	995	746	332
Crude steel production (kt)	2,077	2,046	1,994	2,272	2,175
Steel shipments * (kt)	2,456	2,205	2,280	2,590	2,511
Average steel selling price (US$/t)	1,322	1,341	1,303	1,062	850
* NAFTA steel shipments include steel shipments sourced by the NAFTA segment from Group subsidiaries and sold to the Calvert JV that are eliminated on consolidation.
NAFTA segment crude steel production increased by +1.5% to 2.1Mt in 1Q 2022, as compared to 2.0Mt in 4Q 2021 despite the impact of the labour actions at ArcelorMittal Long Products Canada that negatively impacted 1Q 2022. As compared to 1Q 2021, crude steel production in 1Q 2022 declined -4.5% on account of these labour actions at ArcelorMittal Long Products Canada.
Steel shipments in 1Q 2022 increased by +11.4% to 2.5Mt, as compared to 2.2Mt in 4Q 2021, but declined by -2.2% as compared to 1Q 2021.
Sales in 1Q 2022 increased by +13.0% to $3.8 billion, as compared to $3.3 billion in 4Q 2021, primarily due to an increase in steel shipments offset in part by a -1.4% decrease in average steel selling prices (despite the positive impact of automotive contract resets). Sales increased by +48.2% in 1Q 2022 as compared to $2.5 billion in 1Q 2021 primarily on account of higher average steel selling prices (+55.5%).
Operating income in 1Q 2022 was $1,054 million as compared to $939 million in 4Q 2021 and $261 million in 1Q 2021.
EBITDA in 1Q 2022 of $1,147 million was +9.0% higher as compared to $1,052 million in 4Q 2021, primarily due to higher shipment volumes. EBITDA in 1Q 2022 was higher as compared to $332 million in 1Q 2021 mainly due to a significant positive price-cost effect.
Brazil
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Sales	3,366	3,452	3,606	3,263	2,535
Operating income	674	892	1,164	1,028	714
Depreciation	(58)	(60)	(59)	(56)	(53)
Exceptional items	—	—	(123)	—	—
EBITDA	732	952	1,346	1,084	767
Crude steel production (kt)	3,040	3,117	3,112	3,150	3,034
Steel shipments (kt)	3,037	3,034	2,829	2,964	2,868
Average steel selling price (US$/t)	1,039	1,049	1,196	1,038	837

Brazil segment crude steel production declined by -2.5% to 3.0Mt in 1Q 2022 as compared to 3.1Mt in 4Q 2021 primarily due to planned maintenance in Acindar (Argentina). Production was stable as compared to 3.0Mt in 1Q 2021.
Steel shipments were stable at 3.0Mt in 1Q 2022 and 4Q 2021, and +5.9% higher as compared to 2.9Mt in 1Q 2021 due to higher export volumes.
Sales in 1Q 2022 decreased by -2.5% to $3.4 billion as compared to $3.5 billion in 4Q 2021, primarily due to a 0.9% decrease in average steel selling prices (-4.4% in local currency). Sales in 1Q 2021 were lower at $2.5 billion on account of lower average steel selling prices and lower steel shipments.
Operating income in 1Q 2022 of $674 million was lower as compared to $892 million in 4Q 2021 and $714 million in 1Q 2021.
EBITDA in 1Q 2022 decreased by -23.1% to $732 million as compared to $952 million in 4Q 2021, primarily due to a negative price-cost effect. EBITDA in 1Q 2022 was $732 million as compared to $767 million in 1Q 2021 primarily due to higher costs offset in part by higher steel shipments and average steel selling prices.

Europe
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Sales	13,043	12,079	11,228	10,672	9,355
Operating income	2,081	1,886	1,925	1,262	599
Depreciation	(326)	(353)	(284)	(316)	(299)
Impairment items	—	218	—	—	—
EBITDA	2,407	2,021	2,209	1,578	898
Crude steel production (kt)	8,689	8,621	9,091	9,386	9,697
Steel shipments (kt)	8,334	8,325	7,551	8,293	9,013
Average steel selling price (US$/t)	1,218	1,110	1,098	948	813

Europe segment crude steel production was stable at 8.7Mt in 1Q 2022 as compared to 8.6Mt in 4Q 2021, but lower by -10.4% as compared to 1Q 2021 due to the change in scope. Following the formation of a public-private partnership between Invitalia and AM InvestCo Italy renamed Acciaierie d’Italia Holding (ArcelorMittal’s subsidiary party to the lease and purchase agreement for the ILVA business)20, ArcelorMittal has deconsolidated the assets and liabilities as from mid-April 2021. Adjusted for this change of scope, crude steel production was stable in 1Q 2022 as compared to 1Q 2021.
Steel shipments in 1Q 2022 were stable at 8.3Mt as compared to 4Q 2021 and lower as compared to 9.0Mt in 1Q 2021. Adjusted for scope, shipments in 1Q 2022 were +2.9% higher as compared to 1Q 2021.
Sales in 1Q 2022 increased by +8.0% to $13.0 billion, as compared to $12.1 billion in 4Q 2021, primarily due to +9.7% higher average selling prices (supported by positive automotive price resets). Sales were higher than 1Q 2021 with the impacts of higher prices offsetting the change in scope, as discussed above.
Impairment charges for 1Q 2022 and 1Q 2021 were nil. Impairment reversal gain for 4Q 2021 amounted to $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015).
Operating income in 1Q 2022 was $2,081 million as compared to $1,886 million in 4Q 2021 (including impairment reversal gain as discussed above) and $599 million in 1Q 2021.
EBITDA in 1Q 2022 of $2,407 million increased by +19.1%, as compared to $2,021 million in 4Q 2021, primarily due to a positive price-cost effect with higher contract pricing more than offsetting higher raw material prices. 4Q 2021 was impacted by one-time charges of $55 million related to an early retirement scheme in Spain. EBITDA in 1Q 2022 increased significantly as compared to $898 million in 1Q 2021 primarily due to a positive price-cost effect.
ACIS
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Sales	2,086	2,539	2,419	2,768	2,128
Operating income	280	439	808	923	535
Depreciation	(105)	(118)	(112)	(110)	(110)
EBITDA	385	557	920	1,033	645
Crude steel production (kt)	2,452	2,694	3,014	2,975	2,683
Steel shipments (kt)	2,071	2,597	2,367	2,801	2,595
Average steel selling price (US$/t)	855	810	864	806	647

ACIS segment crude steel production in 1Q 2022 was -9.0% lower at 2.5Mt as compared to 2.7Mt in 4Q 2021 primarily due to suspension of production in Ukraine18. At the onset of the war in Ukraine, the Company announced the suspension of operations to protect its people and assets. Since then we have slowly restarted operations, and are currently operating one of three blast furnaces. Blast furnace No.6 (approximately 20% of Kryvyi Rih capacity), was restarted on April 11, 2022 (to resume low levels of pig iron production). Iron ore production is currently running at about 50-60% capacity.
Steel shipments in 1Q 2022 decreased by -20.3% to 2.1Mt as compared to 2.6Mt in 4Q 2021 and were lower by -20.2% as compared to 1Q 2021, mainly due to the impacts of Ukraine.

Sales in 1Q 2022 decreased by -17.9% to $2.1 billion as compared to $2.5 billion in 4Q 2021, primarily due to lower steel shipments offset in part by +5.6% higher average steel selling prices.
Operating income in 1Q 2022 was significantly lower at $280 million (due to the factors as discussed above) as compared to $439 million in 4Q 2021 and $535 million in 1Q 2021.
EBITDA of $385 million in 1Q 2022 was -30.8% lower as compared to $557 million in 4Q 2021, primarily due to lower steel shipments and higher costs. EBITDA in 1Q 2022 was lower as compared to $645 million in 1Q 2021 due to higher costs and lower steel shipments offset in part higher average steel selling prices.
Mining
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Sales	933	824	1,153	889	1,179
Operating income	511	343	741	508	779
Depreciation	(56)	(57)	(56)	(56)	(59)
EBITDA	567	400	797	564	838

Iron ore production (Mt)	6.9	7.2	6.8	4.9	7.3
Iron ore shipment (Mt)	6.7	7.1	6.9	4.6	7.4
Note: Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Iron ore production decreased in 1Q 2022 by -3.2% to 6.9Mt as compared to 4Q 2021 and was -4.8% lower as compared to 1Q 2021. Lower production in 1Q 2022 was primarily due to seasonally lower production driven by severe weather conditions in AMMC.
Iron ore shipments decreased in 1Q 2022 by -6.3% to 6.7Mt as compared to 7.1Mt in 4Q 2021, primarily driven by seasonally lower shipments at AMMC (severe weather and associated logistics issues) and a rail incident in Liberia. 1Q 2022 iron ore shipments decreased by -10.2% as compared to 1Q 2021 primarily due to lower rail haulage and port shipments driven by severe weather conditions at AMMC and the rail incident in Liberia.
Operating income in 1Q 2022 increased to $511 million as compared to $343 million in 4Q 2021 but was lower as compared to $779 million in 1Q 2021.
EBITDA in 1Q 2022 increased by +41.8% to $567 million as compared to $400 million in 4Q 2021, largely reflecting the positive impact of higher iron ore reference prices (+28.2%), higher quality premia and lower freight costs offset in part by lower iron ore shipments (-6.3%). EBITDA in 1Q 2022 was lower as compared to $838 million in 1Q 2021, primarily due to lower iron ore reference prices (-15.3%) and lower shipments (-10.2%).
Joint ventures
ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.
Calvert7
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Production (100% basis) (kt)*	1,124	1,068	1,239	1,234	1,261
Steel shipments (100% basis) (kt)**	1,171	1,052	1,203	1,155	1,137
EBITDA (100% basis)***	327	270	397	270	154
* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs; ** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products; *** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.
Calvert’s hot strip mill ("HSM") production during 1Q 2022 totaled 1.1Mt, higher as compared to 4Q 2021 (impacted by a planned shutdown) and -10.9% lower than 1.3Mt in 1Q 2021.
Steel shipments in 1Q 2022 were +11.3% above 4Q 2021 due to improved automotive demand as well as non-auto recovering from the seasonally weak 4Q 2021.

EBITDA*** during 1Q 2022 of $327 million (100% basis) was +21.1% higher than $270 million in 4Q 2021, largely due to higher steel shipments.

AMNS India6
(USDm) unless otherwise shown	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Crude steel production (100% basis) (kt)	1,730	1,847	1,891	1,831	1,824
Steel shipments (100% basis) (kt)	1,732	1,731	1,765	1,718	1,700
EBITDA (100% basis)	470	435	551	607	403
Crude steel production in 1Q 2022 decreased by -6.3% to 1.7Mt as compared to 1.8Mt in 4Q 2021 primarily due to planned maintenance. Crude steel production in 1Q 2022 decreased by 5.2% as compared to 1.8Mt in 1Q 2021.
Steel shipments in 1Q 2022 were stable as compared to 4Q 2021 and 1Q 2021.
AMNS India EBITDA of $470 million (100% basis) was +8.0% higher as compared to $435 million in 4Q 2021, with the contribution from external sale of pellets from the newly commissioned Odisha plant offset in part by a negative price cost impact.

Liquidity and Capital Resources
Net cash provided by operating activities for 1Q 2022 was $2,034 million as compared to $4,154 million in 4Q 2021 and $997 million in 1Q 2021. Net cash provided by operating activities in 1Q 2022 includes a working capital investment of $2,047 million as compared to working capital release of $22 million in 4Q 2021 and a working capital investment of $1,634 million in 1Q 2021. 1Q 2022 working capital requirements were driven by relatively robust finished steel prices including positive automotive contract price resets and elevated raw material prices. Based on current market conditions, the Company expects a further working capital investment in 2Q 2022.
Capex of $529 million in 1Q 2022 compares to $1,145 million in 4Q 2021 and $619 million in 1Q 2021. Capex for FY 2022 is still expected to total $4.5 billion. Capex outside of strategic capex and decarbonization projects is now expected to be $2.9 billion in 2022, having been lowered by $0.2 billion due to reduced activity in Ukraine. Decarbonization capex is expected to be $0.3 billion in 2022 (net of government support). Capex on strategic envelope projects has been increased by $0.2 billion to $1.3 billion to include the renewables project in India. The pellet plant project in Ukraine has been temporarily suspended.
Net cash used in other investing activities in 1Q 2022 was $77 million as compared to $90 million in 4Q 2021 as compared to net cash provided by other investing activities of $887 million in 1Q 2021. 1Q 2022 cash outflow primarily relates to the acquisition of the Scottish scrap recycling business John Lawrie Metals Ltd. 4Q 2021 cash outflow primarily relates to the $45 million investment through the XCarb™ innovation fund10 (including carbon recycling company, LanzaTech). 1Q 2021 cash inflow primarily relates to $0.6 billion cash received from the sale of 40 million Cleveland Cliffs shares and the recovery of the cash collateral (short-term deposits) for the TSR receivables retained in ArcelorMittal USA after its disposal.
Net cash used in financing activities results from movements in debt (including commercial paper) issuance and repayments, share buy backs, dividends and lease payments. Net cash used in financing activities in 1Q 2022 was $185 million as compared to $2,990 million in 4Q 2021 and $1,338 million in 1Q 2021. In 1Q 2022, net cash used in financing activities includes an inflow from commercial paper portfolio offset by the reimbursement of an outstanding bond paid at maturity. In 4Q 2021, net cash used in financing activities includes an inflow of $0.1 billion from commercial paper portfolio. In 1Q 2021, net cash used in financing activities includes an outflow of $0.6 billion primarily related to $0.3 billion decrease of commercial paper portfolio. During 1Q 2022, ArcelorMittal repurchased 18.3 million shares for a total value of $569 million of which $504 million was paid by the end of March 2022 with $65 million settled in early April 2022. During 4Q 2021, ArcelorMittal repurchased 59.2 million shares for a total value of $1.8 billion. In addition, the Company repurchased $395 million in aggregate principal amount of its 5.50% Mandatorily Convertible Subordinated Notes ("MCN") due 2023 for an aggregate repurchase price of $1,196 million, equivalent to repurchasing approximately 36.6 million shares (based on the minimum conversion ratio). During 1Q 2022, 4Q 2021 and 1Q 2021, the Company paid dividends of $12 million, $21 million and $65 million, respectively, to minority shareholders. Outflows from lease payments and other financing activities were $48 million in 1Q 2022 as compared to $53 million in 4Q 2021 and $49 million in 1Q 2021.
Gross debt increased to $8.7 billion as of March 31, 2022, as compared to $8.4 billion as of December 31, 2021 and $11.4 billion as of March 31, 2021. Net debt declined by $878 million to $3.2 billion as of March 31, 2022 as compared to $4.0 billion as of December 31, 2021 and $5.9 billion as of March 31, 2021.
As of March 31, 2022, and December 31, 2021, Company had liquidity of $11.1 billion and 9.9 billion, respectively. March 31, 2022 liquidity consisted of cash and cash equivalents of $5.6 billion (December 31, 2021 cash and cash equivalents of $4.4 billion) and $5.5 billion of available credit lines9 . As of March 31, 2022, the average debt maturity was 5.7 years.

Key recent developments
•
On May 2, 2022, ArcelorMittal announced that it has successfully tested the use of green hydrogen in the production of direct reduced iron (“DRI”) at its steel plant in Contrecoeur, Quebec. ArcelorMittal’s ambition is to lead the decarbonization of the steel industry and this test is an important milestone in the Company’s journey to produce zero carbon emissions steel via the DRI-based steelmaking route using green hydrogen as an input. The objective of the test was to assess the ability to replace the use of natural gas with green hydrogen in the iron ore reduction process. During this first test, 6.8% of natural gas was replaced with green hydrogen during a 24-hour period, which contributed to a measurable reduction in CO2 emissions. The green hydrogen used in the test was produced by a third-party owned electrolyser (device that produces green hydrogen from electricity and water) and was then transported to Contrecoeur. This is a major step forward since the iron ore reduction process alone contributes to more than 75% of ArcelorMittal Long Products Canada’s (“AMLPC”) overall CO2 emissions. AMLPC is evaluating the possibility of carrying out further tests in the coming months by increasing the use of green hydrogen at the DRI plant, which could eventually reduce CO2 emissions in Contrecoeur by several hundred thousand tonnes per year. The potential use of electrolysers to produce green hydrogen in Contrecoeur will depend on certain criteria, particularly the availability of sufficient electricity to power the units.

•
On April 29, 2022, ArcelorMittal published its 2021 integrated annual review, ‘Smarter steels for people and planet’. The review underpins the Company’s commitment to transparent reporting. It has been produced to reflect the guiding principles of the Value Reporting Foundation and in-line with the Global Reporting Index (GRI) Sustainability Reporting Standards, the United Nations Global Compact, and the European Union’s Directive 2014/95/EU on non-financial reporting. The Integrated Annual Review is a central element in the Company’s commitment to engage stakeholders and communicate our financial and non-financial performance. It provides an overview of the Company’s performance in 2021, outlines progress against its strategic priorities, and details its short- and long-term plans.

•
On April 26, 2022, ArcelorMittal announced that it had completed its $1.0 billion share buyback program announced on February 11, 2022 under the authorization given by the annual general meeting of shareholders of June 8, 2021. By market close on April 25, 2022, ArcelorMittal had repurchased 31,751,960 shares for a total value of €911 million (equivalent to $1.0 billion) at an approximate average price per share of €28.68.

•
On April 14, 2022, ArcelorMittal announced it had signed an agreement to acquire an 80% shareholding in voestalpine’s world-class Hot Briquetted Iron (‘HBI’) plant located in Corpus Christi, Texas. The transaction values the Corpus Christi operations at $1 billion, with $680 million cash out and closing is expected in 3Q 2022, subject to customary regulatory approvals. The state-of-the-art plant, which was opened in October 2016, is one of the largest of its kind in the world. It has an annual capacity of two million tonnes of HBI, a high-quality feedstock made through the direct reduction of iron ore which is used to produce high-quality steel grades in an EAF, but which can also be used in blast furnaces, resulting in lower coke consumption. HBI is a premium, compacted form of Direct Reduced Iron (‘DRI’) developed to overcome issues associated with shipping and handling DRI. Ideally located with its own deep-water port with unused land on the site which provides options for further development. voestalpine has retained a 20% interest in the plant - with a corresponding offtake agreement - ArcelorMittal would own 100% of any future development. The remaining balance of production will be delivered to third parties under existing supply contracts, and to ArcelorMittal facilities, including to AMNS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF, expected in the second half of 2023.

•
On March 30, 2022, Votorantim exercised its put option right to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim S.A.'s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal Brasil. The exercise price is calculated pursuant to a contractual formula which applies a 6x multiple of ArcelorMittal Brasil Longs Business EBITDA for the trailing four quarters (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events) less an assumed net debt of 6.2 billion reais, times 15%. ArcelorMittal Brasil’s initial calculations indicate a value of approximately $0.2 billion to the put option. ArcelorMittal Brasil is required to deliver to Votorantim its calculation of the exercise price, along with the proper documentation, by May 14, 2022.

•
On March 22, 2022, ArcelorMittal announced it had established a strategic partnership with Greenko Group, India’s leading energy transition company. The $0.6 billion 975 MW project will combine solar and wind power and be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project provides for 250 MW of uninterrupted renewable power to be supplied annually to AMNS India (ArcelorMittal’s joint venture company in India) under a 25-year off-take agreement to be entered into with AMNS India (starting in mid-2024). The project and land will be owned and funded by ArcelorMittal. Greenko will design, construct and operate the renewable energy facilities in Andhra Pradesh, Southern India. This will result in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5Mt per year. The project provides an attractive return on investment for ArcelorMittal and offers AMNS India the dual benefits of lower electricity costs and lower CO2 emissions. The Company is studying the option to develop a second phase which would double the installed capacity.

•
On March 2, 2022, ArcelorMittal announced its acquisition of Scottish recycling business John Lawrie Metals Ltd., as part of the company’s strategy of increasing the use of scrap steel to lower CO2 emissions from steelmaking. John Lawrie Metals, is a leading consolidator of ferrous scrap metal, exports to steel producers mainly in western Europe. Increasing the use of scrap steel in both the EAF and blast furnace routes of steelmaking, is one of the five key levers of ArcelorMittal’s decarbonization roadmap.

•
On February 25, 2022, ArcelorMittal announced that its Significant Shareholder had decided not to further participate in its $1.0 billion share buyback program. In its announcement of February 11, 2022 regarding a new $1.0 billion share buyback program, ArcelorMittal had noted the declared intention of its Significant Shareholder to sell shares to it in proportion to shares purchased on the market to maintain its percentage shareholding. ArcelorMittal was subsequently informed by the Significant Shareholder that it had decided not to make such sales; accordingly, its percentage holding of issued and outstanding shares (which stood at 36.3% as of January 31, 2022) increased to 37.53% as of April 25, 2022, following completion of the $1.0 billion share buy back program.

•
On February 15, 2022, ArcelorMittal confirmed its plan for a CAD$1.8 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton, following the announcement on February 15, 2022, that the Government of Ontario would invest CAD$500 million in the project, which followed the previous announcement in July 2021 that the Government of Canada would invest CAD$400 million in the project. The investment will reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions. This means the Hamilton plant will transition away from the blast furnace-basic oxygen furnace steelmaking production route to the DRI – EAF production route, which carries a significantly lower carbon footprint. The project is scheduled to be complete by 2028.

Capital return
On April 26, 2022, ArcelorMittal announced the completion of the $1.0 billion share buyback program it had announced on February 11, 2022.
The Company is now announcing an increase in its 2022 buyback program to $2.0 billion (of which $1.0 billion has been completed) and, following shareholder approval at the AGM, the $0.38/share base dividend will be paid in June 2022.

Outlook
Whilst we have updated our forecasts for apparent steel consumption (ASC) to reflect developments since 4Q 2021 results, with the exception of CIS, we have not changed our production plans and shipment forecasts - i.e. excluding CIS, we expect scope-adjusted shipments in 2022 to be above 2021 levels.
Based on the current economic outlook, ArcelorMittal now expects global apparent steel consumption (“ASC”) to contract slightly in 2022 (by up to -1.0%) vs. the previous forecast for slight growth (of up to +1%). By region:
•	In the US, ASC growth in 2022 is expected to be within the previous forecast range (+1.0% to +3.0%);
•
In Europe, due to the negative impact of rising inflation, ASC in 2022 is expected to decline by between -4.0% to -2.0% (vs. the previous forecast of slight positive growth in the range of +0% to +2.0%);

•	In Brazil, our forecast for ASC demand growth are unchanged (within the range of -10.0% to -8.0%);
•	In India, our forecast for ASC demand growth are unchanged (within the range of +6% to +8%);
•	We now forecast a significant contraction in demand in the CIS region (which includes Commonwealth of Independent States and Ukraine) by more than -10.0% (from previous range of +0% to +2%);
•	In China, given the temporary economic weakness caused by COVID-19 restrictions, we now forecast ASC demand towards the bottom of the previous forecast range (-2.0% to 0%);
•	We now forecast Global ex. China ASC to be broadly in line with 2021 (within the range of -0.5% to +0.5%), a downgrade from our previous estimate (+2.5% to +3.0%); and
•	As a result, global ASC in 2021 is now forecast to contract by -1.0% to +0% in 2022 (versus +0.0% to +1.0% forecast previously).
How long strong market conditions will prevail remains uncertain and subject to many factors, but it is clear that the longer-term fundamental outlook for steel is positive. China’s focus on decarbonization and removal of VAT-rebates on steel exports are encouraging; so too are the actions taken by governments to protect against the threats of unfair trade. And we know that steel will play a critical and vital role in the transition to a decarbonized and circular economy – there is no substitute.

ArcelorMittal Condensed Consolidated Statement of Financial Position1
In millions of U.S. dollars	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
ASSETS
Cash and cash equivalents	5,570	4,371	5,474
Trade accounts receivable and other	6,353	5,143	3,783
Inventories	22,171	19,858	13,228
Prepaid expenses and other current assets	6,487	5,567	3,160
Asset held for sale	—	—	4,854
Total Current Assets	40,581	34,939	30,499

Goodwill and intangible assets	4,564	4,425	4,212
Property, plant and equipment	30,161	30,075	29,498
Investments in associates and joint ventures	10,888	10,319	7,205
Deferred tax assets	8,018	8,147	7,831
Other assets[12]	3,287	2,607	4,404
Total Assets	97,499	90,512	83,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,413	1,913	2,813
Trade accounts payable and other	16,200	15,093	12,231
Accrued expenses and other current liabilities	7,491	7,161	5,729
Liabilities held for sale	—	—	3,271
Total Current Liabilities	26,104	24,167	24,044

Long-term debt, net of current portion	6,309	6,488	8,552
Deferred tax liabilities	2,494	2,369	1,812
Other long-term liabilities	6,397	6,144	7,259
Total Liabilities	41,304	39,168	41,667

Equity attributable to the equity holders of the parent	53,798	49,106	40,000
Non-controlling interests	2,397	2,238	1,982
Total Equity	56,195	51,344	41,982
Total Liabilities and Shareholders’ Equity	97,499	90,512	83,649

ArcelorMittal Condensed Consolidated Statement of Operations1,5
	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021
Sales	21,836	20,806	20,229	19,343	16,193
Depreciation (B)	(647)	(712)	(590)	(620)	(601)
Impairment items (B)	—	218	—	—	—
Exceptional items (B)	—	—	(123)	—	—
Operating income (A)	4,433	4,558	5,345	4,432	2,641
Operating margin %	20.3%	21.9%	26.4%	22.9%	16.3%

Income from associates, joint ventures and other investments	559	383	778	590	453
Net interest expense	(51)	(49)	(62)	(76)	(91)
Foreign exchange and other net financing loss	(140)	(111)	(339)	(233)	(194)
Income before taxes and non-controlling interests	4,801	4,781	5,722	4,713	2,809
Current tax expense	(695)	(678)	(938)	(768)	(569)
Deferred tax benefit	140	46	56	226	165
Income tax expense (net)	(555)	(632)	(882)	(542)	(404)
Income including non-controlling interests	4,246	4,149	4,840	4,171	2,405
Non-controlling interests income	(121)	(104)	(219)	(166)	(120)
Net income attributable to equity holders of the parent	4,125	4,045	4,621	4,005	2,285

Basic earnings per common share ($)	4.28	3.93	4.17	3.47	1.94
Diluted earnings per common share ($)	4.27	3.92	4.16	3.46	1.93

Weighted average common shares outstanding (in millions)	964	1,030	1,109	1,154	1,178
Diluted weighted average common shares outstanding (in millions)	966	1,033	1,112	1,157	1,183

OTHER INFORMATION
EBITDA (C = A-B)	5,080	5,052	6,058	5,052	3,242
EBITDA Margin %	23.3%	24.3%	29.9%	26.1%	20.0%

Total group iron ore production (Mt)	12.0	13.4	13.0	11.2	13.3
Crude steel production (Mt)	16.3	16.5	17.2	17.8	17.6
Steel shipments (Mt)	15.3	15.8	14.6	16.1	16.5

ArcelorMittal Condensed Consolidated Statement of Cash flows1
	Three months ended
In millions of U.S. dollars	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021
Operating activities:
Income attributable to equity holders of the parent	4,125	4,045	4,621	4,005	2,285
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	121	104	219	166	120
Depreciation and impairment items	647	494	590	620	601
Exceptional items	—	—	123	—	—
Income from associates, joint ventures and other investments	(559)	(383)	(778)	(590)	(453)
Deferred tax benefit	(140)	(46)	(56)	(226)	(165)
Change in working capital	(2,047)	22	(2,896)	(1,901)	(1,634)
Other operating activities (net)	(113)	(82)	619	238	243
Net cash provided by operating activities (A)	2,034	4,154	2,442	2,312	997
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(529)	(1,145)	(675)	(569)	(619)
Other investing activities (net)	(77)	(90)	1,184	687	887
Net cash (used in) / provided by investing activities	(606)	(1,235)	509	118	268
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	379	100	(806)	(2,232)	(624)
Dividends paid to ArcelorMittal shareholders	—	—	(28)	(284)	—
Dividends paid to minorities (C)	(12)	(21)	(157)	(17)	(65)
Share buyback	(504)	(1,820)	(1,703)	(997)	(650)
Payments from Mandatorily Convertible Notes	—	(1,196)	—	—	—
Lease payments and other financing activities (net)	(48)	(53)	(46)	(250)	(49)
Net cash used in financing activities	(185)	(2,990)	(2,740)	(3,780)	(1,388)
Net increase / (decrease) in cash and cash equivalents	1,243	(71)	211	(1,350)	(123)
Cash and cash equivalents transferred from / (to) assets held for sale	—	—	—	10	(7)
Effect of exchange rate changes on cash	4	13	(9)	47	(106)
Change in cash and cash equivalents	1,247	(58)	202	(1,293)	(236)

Free cash flow (D=A+B+C)[13]	1,493	2,988	1,610	1,726	313

Appendix 1: Product shipments by region1
(000'kt)	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Flat	1,811	1,548	1,613	1,896	1,822
Long	657	739	770	794	785
NAFTA	2,456	2,205	2,280	2,590	2,511
Flat	1,747	1,790	1,523	1,599	1,513
Long	1,309	1,256	1,325	1,381	1,370
Brazil	3,037	3,034	2,829	2,964	2,868
Flat	5,953	5,788	5,333	5,751	6,613
Long	2,275	2,421	2,121	2,404	2,290
Europe	8,334	8,325	7,551	8,293	9,013
CIS	1,405	2,067	1,684	2,097	2,035
Africa	667	531	679	703	560
ACIS	2,071	2,597	2,367	2,801	2,595
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures1,2
(USDm)	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
NAFTA	87	104	118	73	74
Brazil	90	171	102	91	48
Europe	187	473	231	235	343
ACIS	90	266	139	120	94
Mining	70	127	78	43	54
Total	529	1,145	675	569	619
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects21
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
For projects in which the targeted addition to EBITDA is indicated, such amount is based on numerous assumptions as to selling prices and input costs in particular.
Completed projects
Segment	Site / unit	Project	Capacity / details	Key date / completion
NAFTA	ArcelorMittal Mexico	New hot strip mill	Production capacity of 2.5Mt/year	2021 (a)

Ongoing projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	1H 2022 (b)
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	2H 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	4Q 2023 (d)
Mining	Liberia mine	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2023 (e)
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3MT	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3 Mt/year) with DRI concentrate grade capability	2H 2023 (f)
Brazil	Serra Azul mine	4.5Mtpa direct reduction pellet feed plant	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	2H 2023 (g)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.3Mt/year	2H 2024 (h)
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New Pellet Plant	Facilities to produce 5.0 Mtpa pellets, replacing two existing sinter plants ensuring environmental compliance and improving productivity	4Q 2023 (under review) (i)
Brazil	Barra Mansa	New section mill	Increase capacity of HAV bars and sections by 0.4Mt/pa	1Q 2024 (j)
Others	Andhra Pradesh (India)	Renewable energy project	975 MW of nominal capacity solar and wind power	1H 2024 (k)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3Mt and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c.2.5Mt of flat rolled steel, long steel c.1.5Mt and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017, and the first coils were produced at the end of 2021 with ramp up progressing as per plan. Current potential EBITDA benefit in 2022 of ~$0.1bn. The project is estimated potentially to add approximately $250 million in EBITDA on full completion and post ramp up. The hot skin pass mill (HSPM) is expected to be completed in 2H 2022. In addition to the HSM project, a push pull pickling line (PPPL) is to be constructed to capture additional domestic volume through hot rolled pickled and oiled products. The PPPL has a capacity of up to 0.75Mtpa, and the first pickled and oiled coils are expected to be produced by 2H 2024.

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is estimated to be completed in 1H 2022. The project is estimated to potentially add >$25 million of EBITDA on full completion and post ramp up.

c) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for 2H 2022. The project is estimated to potentially add >$40 million of EBITDA on full completion and post ramp up.

d) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. First equipment arriving on site and progressing in accordance with plan. Civil works and erection of acid regeneration plant and repair and inspection line is well advanced. The project is expected to be completed in 4Q 2023 and estimated potentially to add >$0.1 billion of EBITDA on full completion and post ramp up.

e) ArcelorMittal Liberia has been operating a 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15Mtpa of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. On September 10, 2021, ArcelorMittal signed with the Government of the Republic of Liberia an amendment to its Mineral Development Agreement which is currently under the legislative ratification process. Detailed construction design is well advanced. Main civil works contract progressing to plan, whilst tenders for key construction contracts and remaining equipment are underway. Under this project, first concentrate product is expected in late 2023, ramping up to 15Mtpa thereafter. The capex required to conclude the project, previously estimated at approximately $0.8 billion, is under review given impacts of inflation and enlarged scope. Under the agreement, the Company has further expansion opportunities up to 30Mtpa. Other users may be allowed to invest for additional rail capacity. The project is estimated potentially to add approximately $250 million of EBITDA on full completion and post ramp up.

f) ArcelorMittal Mexico is investing ~$150 million to increase pellet feed production by 1Mtpa to 2.3Mtpa and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace (BF) route (2.0Mtpa) and DRI route (0.3Mtpa) for a total of 2.3Mtpa. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Procurement of long lead time items (mills and pumps) and early works have started. Detailed engineering is ongoing. Road works are in progress. Production start-up is estimated in 2H 2023 and estimated potentially to add approximately $50 million of EBITDA on full completion and post ramp up.

g) Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5Mtpa of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operation. The project will allow to mine the compact itabirite iron ore. Environmental and operations licenses have been cleared. Detailed engineering is ongoing, hiring of drilling, earthworks and civil and procurement of main equipment are ongoing. Auxiliary buildings civil works has been initiated. Project start-up is estimated in 2H 2023. The project is estimated potentially to add ~$100 million of EBITDA on full completion and post ramp up.

h) The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021, following the anticipated improvement in Brazil domestic market. Detailed engineering is ongoing. Piling and civil works are under negotiation. Technical discussions have been started with erection companies. The project is estimated to be completed in 2H 2024 with a capex requirement of approximately $0.5 billion. The project is estimated potentially to add >$0.2 billion of EBITDA on full completion and post ramp up.

i) Investment in ArcelorMittal Kryvyi Rih to build a new 5.0Mtpa pellet plant which, together with the ongoing modernization of Sinter Plant 2, will ensure that all sinter operations in Kryvyi Rih are compliant with dust emissions environmental regulations and will enable cost reduction, quality and productivity improvement. In addition, the project will enable a CO2 footprint improvement by 750kt CO2/yr. First pellet was initially expected to be produced in 4Q 2023 with a capex requirement of approximately $0.3 billion; however revised completion date and budget will depend on when the project can be effectively resumed due to the Russian invasion of Ukraine. The project is estimated potentially to add approximately $70 million in EBITDA on full completion and post ramp up.

j) New ~$0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400ktpa production capacity. The aim of the project is to deliver higher added value products (HAV) (Merchant Bar and Special Bars) to increase domestic market share in HAV products and to enhance profitability. Main equipment is under negotiation with bidders, contract for disassembling of old mill to open space for the new equipment has been awarded. The project commenced in 2022 and is expected to be completed by 1Q 2024. The project is estimated potentially to add $0.1 billion of EBITDA on full completion and post ramp up.

k) This $0.6 billion investment, combining solar and wind power, will be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. Greenko will design, construct and operate the facilities in Andhra Pradesh, Southern India. AMNS India will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5Mt per year. The project commissioning is expected by mid-2024 and estimated potentially to add $70 million of EBITDA (excluding savings at AMNS India) upon completion. The Company is studying the option to develop a second phase which would double the installed capacity.

Appendix 3: Debt repayment schedule as of March 31, 2022
(USD billion)	2022	2023	2024	2025	2026	>2026	Total
Bonds	—	1.2	0.9	1.0	0.4	1.6	5.1
Commercial paper	1.2	—	—	—	—	—	1.2
Other loans	0.7	0.3	0.3	0.2	0.1	0.8	2.4
Total gross debt	1.9	1.5	1.2	1.2	0.5	2.4	8.7
Appendix 4: Reconciliation of gross debt to net debt as of March 31, 2022
(USD million)	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Gross debt (excluding that held as part of the liabilities held for sale)	8,722	8,401	11,365
Gross debt held as part of the liabilities held for sale	—	—	23
Gross debt	8,722	8,401	11,388
Less: Cash and cash equivalents	(5,570)	(4,371)	(5,474)
Less: Cash and cash equivalents held as part of the assets held for sale	—	—	(10)
Net debt (including that held as part of assets and the liabilities held for sale)	3,152	4,030	5,904

Net debt / LTM EBITDA	0.1	0.2	0.9
Appendix 5: Adjusted net income as of March 31, 2022
(USD million)	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Net income	4,125	4,045	4,621	4,005	2,285
Impairment items	—	218	—	—	—
Exceptional items	—	—	(123)	—	—
Adjusted net income	4,125	3,827	4,744	4,005	2,285
Appendix 6: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represents cash and cash equivalents, restricted cash, and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EPS: refers to basic or diluted earnings/loss per share.
EBITDA: operating results plus depreciation, impairment items and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing loss: include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Impairment items: refers to impairment charges net of reversals.
Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina capital iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).
ROE: refers to "Return on Equity" which calculated as trailing twelve-month net income attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period.
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance; ArcelorMittal also presents Equity book value per share and ROE, calculated as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provide management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. The Company’s EBITDA objectives for certain capital expenditure projects are based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal presents adjusted net income / (loss), as it believes it is a useful measure for the underlying business performance excluding impairment items and exceptional items. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the last twelve-month period, which investors may find useful in understanding the Company's ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS.

2.
New segmentation reporting: Following the Company’s steps to streamline and optimize the business, primary responsibility for captive mining operations has been moved to the Steel segments (which are primary consumers of the mines' output). The Mining segment retains primary responsibility for the operation of ArcelorMittal Mines Canada ("AMMC") and Liberia and will continue to provide technical support to all mining operations within the Company. As a result, effective 2Q 2021, ArcelorMittal retrospectively amended its presentation of reportable segments to reflect this organizational change, as required by IFRS. The results of each other mine are accounted for within the steel segment that it primarily supplies. Summary of changes: NAFTA: all Mexico mines; Brazil: Andrade and Serra Azul mines; Europe: ArcelorMittal Prijedor mine (Bosnia and Herzegovina); ACIS: Kazakhstan and Ukraine mines; and Mining: only AMMC and Liberia iron ore mines.

3.	LTIF figures presented for 1Q 2022 of 0.69x, 0.74x for 4Q 2021 and 0.78x for 1Q 2021 exclude ArcelorMittal Italia (which was deconsolidated as from 2Q 2021 onwards).
4.
Operating income of 4Q 2021, includes an impairment reversal gain of $218 million following improved cash flow projections in the context of decarbonization plans in Sestao (Spain) (partially reversing the impairment recognized in 2015).

5.	See Appendix 5 for reconciliation of adjusted net income.
6.
AMNS India has plans to debottleneck operations (steel shop and rolling parts) and achieve capacity of 8.8Mt per annum and medium-term plans to expand and grow to 14Mt per annum and then to 18Mt per annum. The Thakurani mine is operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant was commissioned and started in September 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. In addition, in September 2021, AMNS India commenced operations at Ghoraburhani - Sagasahi iron ore mine in Odisha. The mine is set to produce 5.0Mtpa of high-quality iron ore in 2022 and gradually ramp up production to a rated capacity of 7.2Mtpa and contribute significantly to meeting AMNS India’s long-term raw material requirements. In March 2021, AMNS India signed a Memorandum of Understanding ("MoU") with the Government of Odisha in view of building an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. A pre-feasibility study report was submitted to the state government in 3Q 2021, and AMNS India is currently engaging with the government for further studies and clearances.

7.	AMNS Calvert ("Calvert") has plans to construct a new 1.5Mt EAF and caster to be completed 1H 2023. The joint venture is to invest $775 million. Option to add a further 1.5Mt EAF is being studied
8.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
9.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. As of March 31, 2022, the $5.5 billion revolving credit facility was fully available. On April 30, 2021, ArcelorMittal amended its $5.5bn RCF to align with its sustainability and climate action strategy.

10.
XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

11.
In addition to the AMNS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expand the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / new energy vehicle (NEV) market and propel it to be among the top automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China which has recently upgraded its asset portfolio and benefits from a strong balance sheet position.

12.
Other assets include the main listed investment of Erdemir (12%) at market value of $935 million, $885 million and $778 million as of March 31, 2022, December 31, 2021, and March 31, 2021 respectively.

13.
During 4Q 2020, the Company revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine shareholder returns to be paid under its capital allocation policy. The comparative figures for free cash flow under the prior definition of cash flow from operations less capex were inflows in 1Q 2022 of $1,505 million, 4Q 2021 of $3,009 million, $1,767 million for 3Q 2021, $1,743 million for 2Q 2021 and $378 million for 1Q 2021.

14.
Segment “Other & eliminations” EBITDA result was a loss of $158 million in 1Q 2022, as compared to gain of $70 million in 4Q 2021 as compared to a loss of $238 million in 1Q 2021 principally due to the increase of the stock margin eliminations driven by the increase during the quarter of the iron ore market price on intra-group stock sales between steel and mining businesses.

15.	Total steel shipments in 1Q 2022 were 15.3Mt, 7.0% lower as compared with 16.5Mt in 1Q 2021.
16.
Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. 1Q 2022 total equity of $53.8 billion divided by 949 million shares outstanding equals $57/sh.

17.
Strategic capex envelope of $3.65 billion represents total to be spent on strategic projects in the period from 2021 to 2024. Specifically, $0.25 billion of the $3.65 billion has been spent through March 31, 2022. The various estimates in this press release of EBITDA benefit of these strategic capex projects are based on assumptions once projects are ramped up to capacity and assuming prices/spreads generally in line with the averages of the period 2015-2020 period.

18.
Blast furnace No.6 (approximately 20% of Kryvyi Rih capacity), was restarted on April 11, 2022 (to resume low levels of pig iron production). Iron ore production is currently running at about 50-60% capacity. The Group assessed that there is no going concern issue as well as no impairment or inventory/accounts receivable write down adjustments required for 1Q 2022.

19.
ROE refers to "Return on Equity" which is calculated as the trailing twelve-month net income attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. 1Q 2022 ROE of 36% derived from the trailing twelve-month net income attributable to equity holders of the parent ($16.8 billion) divided by the average equity attributable to the equity holders of the parent over the period ($46.8 billion). 4Q 2021 ROE of 34% derived from the trailing twelve-month net income attributable to equity holders of the parent ($15.0 billion) divided by the average equity attributable to the equity holders of the parent over the period ($43.7 billion).

20.
Pursuant to the Investment Agreement of December 10, 2020, on April 14, 2021 Invitalia invested €400 million in Acciaierie d’Italia Holding for a 38% stake (with equal voting and governance rights). The Investment Agreement stipulates a second equity injection into Acciaierie d’Italia Holding by Invitalia of up to €680 million, to fund the completion of the purchase of Ilva’s business by Acciaierie d’Italia Holding, subject to certain conditions precedent (as specified in the lease and purchase agreement for the Ilva business) to be met by the end of May 2022. At this point, Invitalia’s shareholding in Acciaierie d’Italia Holding would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company. The conditions precedent include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against Acciaierie d’Italia Holding or its subsidiaries. In case these conditions precedent are not met, then Acciaierie d’Italia Holding would not be required to complete the purchase of Ilva’s assets and a portion of the capital invested by Acciaierie d’Italia Holding would be returned to it. ArcelorMittal does not expect these conditions precedent to be met at this stage and is currently discussing an extension of the May 2022 deadline.

21.
On March 17, 2022, ArcelorMittal had announced an investment (which is in the process of final review and approval), with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. This investment will create more than 100 direct jobs. With this new unit, which will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint Chély d’Apcher, in the south of France, all of the group's electrical steels will be produced in France, strengthening France’s electromobility sector.

First quarter 2022 earnings analyst conference call
ArcelorMittal management will host a conference call for members of the investment community to present and comment on the three-month period ended March 31, 2022 on: Thursday May 5, 2022 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.
The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link.
https://interface.eviscomedia.com/player/1142/

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
About ArcelorMittal
ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.
Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries
ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.
ArcelorMittal corporate communications (E-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419